Registration Statement No. 333-170331
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated March 9, 2012
(To Prospectus dated November 4, 2010)

Pricing Term Sheet

Fixed Rate Notes due 2015 and 2018

The information in this pricing term sheet relates only to the offering of Notes (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated March 9, 2012 relating to the Notes Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated November 4, 2010, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-170331.

Issuer:	The Coca-Cola Company

Security:	0.750% Notes due March 13, 2015 1.650% Notes due March 14, 2018

Offering Format:	SEC Registered

Principal Amount:	$1,000,000,000 of 2015 Notes $750,000,000 of 2018 Notes

Maturity Date:	March 13, 2015 for 2015 Notes March 14, 2018 for 2018 Notes

Coupon:	0.750% per year for 2015 Notes 1.650% per year for 2018 Notes

Price to Public:	99.888% of principal amount for 2015 Notes 99.767% of principal amount for 2018 Notes

Yield to maturity:	0.788% for 2015 Notes 1.691% for 2018 Notes

Spread to Benchmark Treasury:	+35 bps for 2015 Notes +80 bps for 2018 Notes

Benchmark Treasury:	UST 0.250% due February 15, 2015 for 2015 Notes UST 0.875% due February 28, 2017 for 2018 Notes

Benchmark Treasury Yield:	0.438% for 2015 Notes 0.891% for 2018 Notes

Benchmark Treasury Price:	99 14+ for 2015 Notes

99 29+ for 2018 Notes

Interest Payment Dates:	Semiannually on March 13 and September 13, commencing on September 13, 2012 for 2015 Notes Semiannually on March 14 and September 14, commencing on September 14, 2012 for 2018 Notes

Make-Whole Call:	+5 bps for 2015 Notes +10 bps for 2018 Notes

Day Count Convention:	30 / 360

Trade Date:	March 9, 2012

Settlement Date:	March 14, 2012 (T+3)

CUSIP / ISIN:	191216 AX8 / US191216AX81 for 2015 Notes 191216 AY6 / US191216AY64 for 2018 Notes

Denominations:	$2,000 x $1,000

Expected Ratings:	Aa3 (Stable Outlook) by Moody’s Investors Service, Inc. A+ (Positive Outlook) by Standard & Poor’s Ratings Services A+ (Stable Outlook) by Fitch Ratings

Underwriters:

Bookrunners:
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC

Co-Managers:
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Standard Chartered Bank

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1 (800) 503-4611, HSBC Securities (USA) Inc. at 1-866-811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or UBS Securities LLC at 1-877-827-6444 (extension 561-3884)

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.